Exhibit 4(g)

Home Office: Cincinnati, Ohio
Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT
FOR INHERITED IRA

The annuity contract is changed as set out below to make it an inherited Individual Retirement Annuity.

Inherited IRA
This annuity contract is intended to be an inherited IRA under Internal Revenue Code ("IRC") Section 408(d)(3)(C). It is established for the purpose of receiving a distribution from an eligible retirement plan. The distribution is made with respect to the individual who is now deceased (the “Decedent”) that is identified with the name of the Owner. It is made as a rollover in the form of a direct trustee-to-trustee transfer under IRC Section 402(c)(11) for the benefit of the Owner. The Owner is a designated beneficiary of the Decedent, as defined in Section 1.401(a)(9)-4 of the Income Tax Regulations, who is not the surviving spouse of the Decedent.

Applicable Tax Law Restrictions
This annuity contract is restricted as required by federal tax law. We may change the terms of this annuity contract or administer this annuity contract at any time as needed to comply with that law. Any such change may be applied retroactively.

Decedent
We may require you to provide Due Proof of Death for the Decedent. We may require you to provide such other information about the Decedent as needed to administer this contract.

Exclusive Benefit
This annuity contract is established for the exclusive benefit of you and your beneficiaries. Your interest in this annuity contract is nonforfeitable.

Non-Participating
This annuity contract does not pay dividends or share in our surplus.

No Assignment or Transfer
You cannot assign, sell, or transfer your interest in this annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose.

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Exhibit 4(g)

Contributions
Contributions to this annuity contract must be made as a rollover made in accordance with IRC Section 402(c)(11), or as a trustee-to-trustee transfer from another Inherited IRA of the Decedent held for your benefit.

No amount may be contributed as rollover under IRC Section 402(c)(11) if it is a required minimum distribution under IRC Section 401(a)(9) for the year in which the contribution is made or for any prior year.

Annual Report
Following the end of each calendar year, we will send you a report concerning the status of this annuity contract. This report will include (i) the amount of all contributions made as a rollover in accordance with IRC Section 402(c)(11) during such calendar year; (ii) the contract value(s) determined as of the end of such calendar year; (iii) such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue; and (iv) such other information as may be required under federal tax law.

Required Minimum Distributions
The entire interest in this annuity contract will be distributed at least as rapidly as required by IRC Section 401(a)(9)(B) (other than clause (iv)) and the related regulations. The rules for determining the required minimum distributions for the designated beneficiary under the eligible retirement plan also apply to this contract.

If the Decedent has died before his or her required beginning date as determined under IRC Section 401(a)(9)(C), then:

1)
For all calendar years following the calendar year of the Decedent’s death, distributions must be made over your remaining life expectancy starting by the end of the calendar year following the calendar year of the Decedent’s death. Your life expectancy will be determined using your age as of your birthday in the year following the year of the Decedent’s death.

2)
Alternatively, no amount is required to be distributed until the fifth calendar year following the year of the Decedent’s death. In that year, the entire interest in this annuity contract must be distributed.

If the Decedent has died on or after his or her required beginning date as determined under IRC Section 401(a)(9)(C), then for all calendar years following the calendar year of the Decedent’s death, distributions shall be made over the longer of:

1)	your remaining life expectancy, determined using your age as of your birthday in the year following the year of the Decedent’s death; or

2)	the Decedent’s remaining life expectancy, determined using his or her age as of his or her birthday in the year of his or her death.

Life expectancy is determined in accordance with Q&A-5 of Section 1.401(a)(9)-5 of the Income Tax Regulations. It is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. The remaining life expectancy for a year is the number in the Single Life Table in the first year for which the life expectancy is to be determined, reduced by one (1) for each subsequent year.

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Exhibit 4(g)

If paid in the form of an irrevocable annuity, payments must be made in periodic payments at intervals of no longer than one year, and must be either nonincreasing or they may increase only as provided in Q&A-1 and Q&A-4 of Section 1.401(a)(9)-6 of the Income Tax Regulations.

The entire interest in this annuity contract includes the amount of any outstanding rollover under IRC Section 402(c)(11) or transfer under Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits, to the extent required by regulations.

This is part of your annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

s/ Mark F. Muething	s/ John P. Gruber
MARK F. MUETHING	JOHN P. GRUBER
EXECUTIVE VICE PRESIDENT	SECRETARY

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